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                                                                    May 26, 2005



Ms. Dana Hartz
Mail Stop 3-09
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:      GeneThera, Inc.
         File No. 000-27237

Dear Ms. Hartz,

Thank you for the verbal comments to Genethera's responses. We have eliminated the responses to your written comments that were acknowledged as acceptable to your department. Here are the changes based on the verbal comments.

Independent Auditors' Report

         Comment to #1: Refer to all three actual periods of review in each paragraph.

We have audited the accompanying consolidated balance sheets of GeneThera, Inc. (a development stage company) and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the periods ended December 31, 2004, December 31, 2003, and from October 5, 1998 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GeneThera, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of its operations, and its cash flows for each of the years in the period ended December 31, 2004, December 31, 2003, and from October 5, 1998 (inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

         4. Please tell us why accumulated deficit is increased by $1,116,054 in the recapitalization on February 25, 2002 transaction and by $11,587,500 in the 2004 shares issued to founder for recapitalization transaction. Please cite the authoritative literature you used to support your accounting treatment.


Per our discussions, we have eliminated the increase to accumulated deficit for both transactions and have it reflected that way on our Consolidated Balance Sheet and Stockholder's Equity.

Additional Paid in Capital has been changed for both transactions to the asset value of Hand Brand at the merger date and to the value of the common stock in the June 2004 transaction.

The Amended 10K will reflect these entries correctly.

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Note 1. Summary of Significant Accounting Policies

Organization and nature of Operations, page 11

         Comment to #5- Edit the table to reflect actual purchase price.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash                                    $  1,000              Accounts payable                           $ 15,683
Accounts receivable                        4,445              Loan payable                                  3,994
                                                                                                         --------
Intangible assets                        350,314
Security deposit                           2,200              Total liabilities assumed                    19,677
                                        --------                                                         --------
Total assets                            $357,949              Net assets acquired                        $338,282
                                        --------                                                         --------

Note 11. Consolidation and Divestiture of Subsidiaries. Page 25

         Comment to #6- Discontinued operations should be reflected below the line.

Acknowledged that the results should be classified as discontinued operations as referenced in SFAS 144 paragraph 43. Our amended 10K will reflect this properly.


 The company also acknowledges that:

      o The company is responsible for the adequacy and accuracy of the disclosure in the filings;
      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
      o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any further questions or comments regarding this response or our 10K-SB. We appreciate your responsiveness and assistance with our Form 10K-SB.


                                                      Sincerely,
                                                      /s/ Steven M. Grubner
                                                      --------------------------
                                                      Steven M. Grubner
                                                      Chief Financial Officer